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Exhibit 12.1

TABLETOP HOLDINGS, INC.
COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

		Year Ended December 31,			Three Months Ended March 31,
	Period From March 17, 2000 to December 31, 2000
		2001	2002	2003	2003	2004
Fixed charges:
Interest expense	$38,034	$43,694	$34,767	$38,540	$7,624	$13,436
Estimate of interest within rental expense	300	300	300	300	75	75

Total fixed charges	$38,334	$43,994	$35,067	$38,840	$7,699	$13,511

Earnings:
Income before taxes	$2,912	$13,660	$32,797	$2,058	$1,583	$(4,066)
Fixed charges	38,334	43,994	35,067	38,840	7,699	13,511
Equity in income of affiliate	—	399	141	(105)	126	(13)

Total earnings	$41,246	$58,053	$68,005	$40,793	$9,408	$9,432

Ratio of earnings to fixed charges	1.1x	1.3x	1.9x	1.1x	1.1x	0.7x

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  Exhibit 12.1
TABLETOP HOLDINGS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in thousands)